October 28, 2022
Mr. David Orlic U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 100 F Street NE Washington DC 20549

Re:	Valued Advisers Trust (the “Registrant”) File Nos. 333-267037 and 333-267038

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 20, 2022, with respect to the Registrant’s registration statements on Form N-14 filed on August 24, 2022 (collectively, the “Registration Statements”) relating to the proposed reorganization of (a) the Marathon Value Portfolio (a “Target Fund”), a series of Northern Lights Trust III, into the Kovitz Core Equity ETF (the “Acquiring Fund”), a newly formed series of the Registrant (File No. 333-267037, with such Registration Statement being the “Marathon Registration Statement”); and (b) the Green Owl Intrinsic Value Fund (a “Target Fund”), a series of the Registrant, into the Acquiring Fund (File No. 333-267038, with such Registration Statement being the “Green Owl Registration Statement”). relating to the issuance of shares of beneficial interest in connection with the proposed combinations of each Target Fund and Acquiring Fund described therein. Each Target Fund and Acquiring Fund are referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the applicable Registration Statement. Any page references refer to the initial applicable Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: While most of the comments set forth below refer to the Green Owl Registration Statement, please make corresponding changes to the Marathon Registration Statement in response to these comments to the extent applicable.

Response: The corresponding changes will be made as applicable.

Comments to the Green Owl Registration Statement

2.	Comment: Please explain the basis for your conclusion that no shareholder vote is required for the Green Owl reorganization.

Response: The Green Owl reorganization meets the four requirements of Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”) to permit a reorganization of affiliated funds without shareholder approval.

3.	Comment: Please explain the authority under the 1940 Act for liquidating the Target Fund shares of Direct IRAs if they do not take action to transfer their Target Fund investments to a different investment option prior to the reorganization.

Response: We do not interpret the Investment Company Act of 1940 (the “1940 Act”) to prohibit the mandatory redemption of securities on terms that are disclosed in the prospectus. We interpret Section 22(e) of the 1940 Act together with Section 2(a)(32), as prohibiting an issuer from imposing restrictions on a shareholder’s right to redeem securities,[1] except as may otherwise be provided in the 1940 Act.

We note that Direct IRA shareholders who do not take action to move their Target Fund shares into a brokerage account do not have the option to have their Target Fund shares held by a stock transfer agent, as other classes of direct shareholders do (because the stock transfer agents who offer this service do not offer it for IRAs). We also note that a recent conversion of a mutual fund to an ETFs also liquidated the target fund shares of direct IRA shareholders who did not take action to transfer their target fund investments into a brokerage account. See the filing made on September 16, 2022, by Neuberger Berman ETF Trust pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), SEC accession number 0000898432-22-000580, available at https://www.sec.gov/Archives/edgar/data/1506001/000089843222000580/form497.htm[2]

4.	Comment: The Marathon Registration Statement states that the Target Fund’s Board unanimously recommends that shareholders vote in favor of the reorganization (presumably indicating that the board unanimously approved the reorganization), but the Green Owl

[1] Section 22(e) of the 1940 Act provides, in part, that “no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security . . . .” Section 2(a)(32) of the 1940 Act defines a redeemable security as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.”

[2] We further note that a recent conversion of several mutual funds to ETFs reserved an even more expansive right to liquidate the target fund shares of certain classes of direct shareholders who did not take action to transfer their target fund investments into a brokerage account, as well as a mandatory exchange of their target funds’ direct IRA shareholders into a different investment option. See the filing made on February 23, 2022, by J.P. Morgan Exchange-Traded Fund Trust pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), SEC accession number 0001193125-22-050063, available at https://www.sec.gov/Archives/edgar/data/1485894/000119312522050063/d245450d497.htm

Registration Statement does not refer to a unanimous approval on the part of the Target Fund board. Please confirm whether either Target Fund board’s vote had any dissenting votes with respect to the approval of the reorganization, and if so, disclose the grounds for each such dissenting vote.

Response: We confirm that each Target Fund board unanimously approved the respective reorganization.

5.	Comment: Please confirm whether the Target Fund’s Recoupment Right will continue after the reorganization.

Response: We confirm that the Target Fund’s Recoupment Right will expire upon the effectiveness of the reorganization.

6.	Comment: Please clarify why the comparison of the investment strategies of the Target Fund and Acquiring Fund are elaborated in greater detail in the Marathon Registration Statement than in the Green Owl Registration Statement.

Response: The additional detail is included in the Marathon Registration Statement because there are some additional differences between the Target Fund’s and Acquiring Fund’s investment strategies and policies than exist with respect to the Target Fund and Acquiring Fund described in the Green Owl Registration Statement.

7.	Comment: On page 11, under the bar chart and table, please note that the sentence “Actual after-tax returns depend on an investor’s tax situation and may differ from those shown above” is not included in the Marathon Registration Statement. Please add that sentence to the parallel location in the Marathon Registration Statement.

Response: The language has been added to the Marathon Registration Statement.

8.	Comment: In “Additional Information About the Reorganization - U.S. Federal Income Tax Status of the Reorganization;” please clarify that any liquidations of Direct IRA shareholder’s Target Fund Shares” is not expected to be a taxable event for any such shareholder (as Direct IRA shareholders are holding their shares in a tax-free account).

Response: Registrant has updated the disclosure to clarify that any such liquidations will result in a taxable distribution to the IRA account holder, unless the distribution is a qualified distribution from a Roth IRA or an eligible rollover distribution.

9.	Comment: Please revise the tax opinion to include Direct IRA shareholders, who currently are excepted out of the opinion.

Response: The liquidation of the Target Fund shares held by a Direct IRA Shareholder who does not take action move its investment to a brokerage account prior to the effective time of the

Reorganization is expected to result in a distribution from the IRA to the IRA account holder that will be taxable, unless the distribution is a qualified distribution from a Roth IRA or an eligible rollover distribution, and, therefore, is not covered by the tax opinion.

10.	Comment: On page 20, please revise the third bullet (regarding the expected tax-free status of the reorganization) to include Direct IRA shareholders whose Target Fund shares are being liquidated.

Response: Registrant has added disclosure to the first bullet point on page 20 that the liquidation of the Target Fund shares held by a Direct IRA Shareholder who does not take action to move its investment to a brokerage account prior to the effective time of the Reorganization is expected to result in a distribution from the IRA to the IRA account holder that will be taxable to the IRA account holder unless the distribution is a qualified distribution from a Roth IRA or an eligible rollover distribution.

11.	Comment: In the Marathon Fund Registration Statement, please advise supplementally who the principal shareholders of the Target Fund are and whether they are affiliated persons of the Target Fund or the Adviser.

Response: The primary shareholders of the Target Fund are omnibus accounts for retail clients, none of whom are affiliated persons of the Target Fund or the Adviser.

12.	Comment: On pages 23-24 of the Statement of Additional Information, there is disclosure that discusses the acceptance of orders for creation units. Delete, or explain supplementally, the legal basis for the statement that the Trust “reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor in respect of any Fund in circumstances (iv) and (vi).”

Response: Registrant has revised that disclosure accordingly.

13.	Comment: On page 3 of the Statement of Additional Information, please disclose who the accounting survivor would be if the Green Owl reorganization does not occur.

Response: Registrant has added the additional disclosure.

14.	Comment: On the signature page, please add Matthew J. Miller to the Securities Act signature block in his capacity as principal executive officer of the Registrant. In addition, in the signature block for Zachary Richmond, please add the title of “Chief Accounting Officer” per Section 6(a) of the Securities Act.

Response: The signature block has been updated accordingly.

15.	Comment: In the tax opinion, please correct some repeated and jumbled language in the final paragraph.

Response: The last paragraph of the opinion filed on EDGAR has been corrected.

16.	Comment: If you have any questions or comments regarding the Registration Statement, please call the undersigned at (212) 407-7740 or John Sanders at (202) 312-3332.
Very truly yours, Jeremy Senderowicz